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                             April 4, 2024

       Anthony Smurfit
       Group Chief Executive Officer
       Smurfit WestRock Limited
       Beech Hill, Clonskeagh
       Dublin 4, D04 N2R2
       Ireland

                                                        Re: Smurfit WestRock
Limited
                                                            Registration
Statement on Form S-4
                                                            Filed March 22,
2024
                                                            File No. 333-278185

       Dear Anthony Smurfit:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 13, 2024 letter.

       Registration Statement on Form S-4 Filed March 22, 2024

       Risk Factors
       Risks Relating to WestRock's Business, page 66

   1. We note your response to prior comment 5. To the extent that you plan to request effectiveness of this
proxy statement/prospectus prior to the filing of WestRock's 10-Q for the quarter ending
March 31, 2024, please include the updates provided directly in this proxy
statement/prospectus.
 Anthony Smurfit
FirstName   LastNameAnthony
Smurfit WestRock    Limited Smurfit
Comapany
April       NameSmurfit WestRock Limited
       4, 2024
April 24, 2024 Page 2
Page
FirstName LastName
The Combination
Opinions of WestRock's Financial Advisors
Opinion of Lazard Freres & Co. LLC
Selected Publicly Traded Companies Analysis, page 112

2. We note your revisions in response to prior comment 10 about WestRock and reissue in part. Please revise to state whether the advisor excluded any companies meeting the selection criteria from the analysis for Smurfit Kappa. Please explain the basis for such exclusions, if any.
Opinion of Evercore Group L.L.C.
Selected Publicly Traded Companies Analysis, page 122

3. We note your revisions in response to prior comment 13 about WestRock and reissue in part. Please revise to state whether the advisor excluded any companies meeting the selection criteria from the analysis for Smurfit Kappa. Please explain the basis for such exclusions, if any.
Interests of WestRock's Directors and Executive Officers in the Combination, page 141

4. We note your disclosures that Smurfit WestRock expects to enter into offer agreements with Patrick Kivits, Thomas Stigers and Samuel Shoemaker with respect to their executive positions at the company. Please revise to include these exhibits in your exhibit index.
         Refer to Item 601(b)(10) of Regulation S-K or tell us why you believe that such exhibits are not required.
Unaudited Condensed Pro Forma Combined Balance Sheet, page 213

5. We note that you present the historical consolidated balance sheet of WestRock as of
         September 30, 2023 in the pro forma combined balance sheet. We further note that a more current balance sheet as of December 31, 2023 has been filed by WestRock. Please update your balance sheet presentation to comply with Rule 11-02(c)(1) of Regulation S-X.
6. We note your disclosure on page 277 that the company will issue Series A Preferred
         Shares and Deferred Shares upon completion of the proposed combination. These shares appear to be related to the proposed combination. Please explain why you have not provided pro forma adjustments to reflect these shares and the associated preferred dividends or otherwise modify your pro forma presentation accordingly. Adjustment 7d) Transaction-Related Expenses, page 225

7.       We note your disclosure on page 145 that the company will pay certain
WestRock
         Company employees "Golden Parachute Compensation" upon completing the proposed combination. Please tell us what consideration you have given to providing Management's adjustments for these payments. Refer to Rule 11-02(a)(7) of Regulation S-X.
 Anthony Smurfit
Smurfit WestRock Limited
April 4, 2024
Page 3
Business Overview of Smurfit WestRock
Certain Relationships and Related Party Transactions, page 251

8. We note your revisions in response to prior comment 27 and reissue in part. Please revise to comply with Item 404(b) of Regulation S-K.
Security Ownership of Directors and Management of Smurfit Westrock, page 275

9. We note your response to prior comment 20 in reissue in part. Please add any shareholders that are expected to own more than 5% of the combined company. Executive Compensation, page 322

10. We note your response to prior comment 21 and reissue in part. In your next amendment, please provide the historical information required by Item 402 of Regulation S-K for
         Anthony Smurfit, Ken Bowles, Laurent Sellier, and Saverio Mayer. Refer to Item
         18(a)(7)(ii) of Form S-4.
11. Please revise to describe the material terms of the retention bonus letters that will be filed as Exhibits 10.9, 10.10 and 10.11 to your registration statement. Director Compensation, page 330

12. We note your response to prior comment 22 and reissue in part. Please provide the disclosure to be included in this section in your next amendment, including the historical information required by Item 402 of Regulation S-K for each Smurfit Kappa director who will serve as Smurfit WestRock director. Refer to Item 18(a)(7)(ii) of Form S-4.
Part II: Information Not Required in Prospectus
Item 21. Exhibits and Financial Statement Schedules
Exhibit 99.4 Consent of Lazard Freres & Co. LLC, page II-2

13. Please have your financial advisor revise its consent to consent to being named in the following sections:
              The Combination     Background of the Combination   ;
              The Combination     Recommendation of the Transaction Committee
and the
            WestRock Board Reasons for the Merger   ;
              The Combination     Certain WestRock Unaudited Financial
Information   ;
              The Combination     Certain Smurfit Kappa Unaudited Financial
Information   ; and
FirstName LastNameAnthony Smurfit
              The Transaction Agreement     Representations and Warranties in
the Transaction
Comapany Agreement.
            NameSmurfit WestRock Limited
April 4, 2024 Page 3
FirstName LastName
 Anthony Smurfit
FirstName   LastNameAnthony
Smurfit WestRock    Limited Smurfit
Comapany
April       NameSmurfit WestRock Limited
       4, 2024
April 44, 2024 Page 4
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Victor Goldfeld